



We're less than 10k from our Next Milestone
$41,350

Whether you've been with us from the beginning or just joined our community, your presence and support mean everything to us. As a small business owner, this week can feel very hectic and overwhelming, with the nonstop promotions and sales, especially when it's the biggest sales week of the year.

However, shopping at Hanahana Beauty and other independent beauty + wellness brands this week makes a huge impact! Your support directly affects our future plans, product innovation, team growth, and overall mission! I'm excited to continue the journey of entrepreneurship with you all as customers and hopeful future investors!

WeFunder Campaign Update: We've hit $41,350 🌟

Thanks to your unwavering support, we've surpassed the $40k mark in our WeFunder campaign. Your belief in Hanahana Beauty is propelling us toward new heights, and we are deeply grateful for your commitment.

Our Next Milestone: $8,650 to the next By Dec 1st 🚀

We're setting our sights on the next milestone: $50,000 and more. With your continued support, we are confident that we can surpass this goal before the launch

HELP US REACH OUR NEXT MILESTONE